Exhibit 99.1

Hello everyone,

My name is Grace Harlow and I am an Appraiser here at Masterworks.

We are excited to announce a new offering, a work of art by the Italian conceptual artist, Alighiero Boetti. As a prominent member of the Arte Povera movement, Boetti routinely employed innovative processes within his practice, often through the use of unconventional materials.

To provide investment quality offerings by the artist, our acquisitions team has reviewed 50 examples of Boetti’s works from around the world, many of which are priced in excess of $2 million. Of these examples, this is the third we have selected to be offered on the Masterworks platform.

Executed in 1983, the artwork is a medium-scale example from the artist’s well-known “Mappe” series. The series consists of colorful tapestry maps of the world, where each country is represented by the colors of their flag. Boetti acquired the cloth for the “Mappe” works and designed the general outline but sent the materials to Afghanistan (and later Pakistan), where skilled Afghan women from local embroidery schools completed the tapestries. The “Mappa” works were produced from 1971 until the artist’s death in 1994, and each one documents the geopolitical landscape at the moment of its conception.

As of January 2023, examples comparable in scale to the Artwork have sold in excess of $2.2 million at auction. These examples include: “Mappa” (1978), which is slightly larger than the Artwork and sold for $3.4 million at Sotheby’s, London in October of 2021, and “Mappa” from (1984), which sold for $2.2 million at Christie’s, London in October of 2020.

Between November 1998 to November 2021, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 14.4%. Between October 1989 to September 2022, the record auction price for Boetti’s works has grown at a compound annualized rate of 26.6%.